Exhibit 99.3

VERMILION ENERGY

EXHIBIT 99.3

2015

FINANCIAL STATEMENTS

EXCELLENCE. TRUST. RESPECT. RESPONSIBILITY.

DEFINED PRODUCTION GROWTH | RELIABLE & GROWING DIVIDENDS

Vermilion Energy	Exhibit 99.3 - 2015 Annual Financial Statements

ABBREVIATIONS

$M	thousand dollars
$MM	million dollars
AECO	the daily average benchmark price for natural gas at the AECO ‘C’ hub in southeast Alberta
bbl(s)	barrel(s)
bbls/d	barrels per day
bcf	billion cubic feet
boe	barrel of oil equivalent, including: crude oil, natural gas liquids and natural gas (converted on the basis of one boe for six mcf of natural gas)
boe/d	barrel of oil equivalent per day
btu	British thermal units
GJ	gigajoules
HH	Henry Hub, a reference price paid for natural gas in US dollars at Erath, Louisiana
mbbls	thousand barrels
mboe	thousand barrel of oil equivalent
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmboe	million barrel of oil equivalent
mmbtu	million British thermal units
mmcf	million cubic feet
mmcf/d	million cubic feet per day
MWh	megawatt hour
NBP	the reference price paid for natural gas in the United Kingdom, quoted in pence per therm, at the National Balancing Point Virtual Trading Point operated by National Grid. Our production in Ireland is priced with reference to NBP.
NGLs	natural gas liquids
PRRT	Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia
TTF	the day-ahead price for natural gas in the Netherlands, quoted in MWh of natural gas, at the Title Transfer Facility
Virtual Trading Point operated by Dutch TSO Gas Transport Services
WTI	West Texas Intermediate, the reference price paid for crude oil of standard grade in US dollars at Cushing, Oklahoma
CGU	Cash generating unit, the basis upon which Vermilions assets are evaluated for potential impairments
DRIP	Dividend Reinvestment Plan

2

Vermilion Energy	Exhibit 99.3 - 2015 Annual Financial Statements

DISCLAIMER

Certain statements included or incorporated by reference in this document may constitute forward looking statements or financial outlooks under applicable securities legislation. Such forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures; business strategies and objectives; operational and financial performance; estimated reserve quantities and the discounted net present value of future net revenue from such reserves; petroleum and natural gas sales; future production levels (including the timing thereof) and rates of average annual production growth; estimated contingent resources; exploration and development plans; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates; and the timing of regulatory proceedings and approvals.

Such forward looking statements or information are based on a number of assumptions all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids and natural gas prices; and management’s expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion’s financial position and business objectives and the information may not be appropriate for other purposes. Forward looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information. These risks and uncertainties include but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids and natural gas prices, foreign currency exchange rates and interest rates; health, safety and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

All oil and natural gas reserve information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook. The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document. The estimated future net revenue from the production of crude oil and natural gas reserves does not represent the fair market value of these reserves.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

3

Vermilion Energy	Exhibit 99.3 - 2015 Annual Financial Statements

MANAGEMENT’S REPORT TO SHAREHOLDERS

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements of Vermilion Energy Inc. are the responsibility of management and have been approved by the Board of Directors of Vermilion Energy Inc. The consolidated financial statements have been prepared in accordance with the accounting policies detailed in the notes to the consolidated financial statements and are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Where necessary, management has made informed judgments and estimates of transactions that were not yet completed at the balance sheet date. Financial information throughout the Annual Report is consistent with the consolidated financial statements.

Management ensures the integrity of the consolidated financial statements by maintaining high-quality systems of internal control. Procedures and policies are designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded, and that the financial records are reliable for preparation of the consolidated financial statements. Deloitte LLP, Vermilion’s external auditors, have conducted an audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and have provided their report.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board carries out this responsibility principally through the Audit Committee, which is appointed by the Board and is comprised entirely of independent Directors. The Committee meets periodically with management and Deloitte LLP to satisfy itself that each party is properly discharging its responsibilities and to review the consolidated financial statements, the Management’s Discussion and Analysis and the external Auditor’s Report before they are presented to the Board of Directors.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria established in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has assessed the effectiveness of Vermilion’s internal control over financial reporting as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. Management concluded that Vermilion’s internal control over financial reporting was effective as of December 31, 2015. The effectiveness of Vermilion’s internal control over financial reporting as of December 31, 2015 has been audited by Deloitte LLP, the Company’s Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements for the year ended December 31, 2015.

(“Lorenzo Donadeo”)	(“Curtis W. Hicks”)

Lorenzo Donadeo	Curtis W. Hicks
Chief Executive Officer	Executive Vice President & Chief Financial Officer
February 25, 2016

4

Vermilion Energy	Exhibit 99.3 - 2015 Annual Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Vermilion Energy Inc.

We have audited the internal control over financial reporting of Vermilion Energy Inc. and subsidiaries (the “Company”) as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Company and our report dated February 26, 2016 expressed an unqualified opinion on those financial statements.

(“/s/Deloitte LLP”)

Chartered Professional Accountants, Chartered Accountants
February 26, 2016
Calgary, Canada

5

Vermilion Energy	Exhibit 99.3 - 2015 Annual Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Vermilion Energy Inc.

We have audited the accompanying consolidated financial statements of Vermilion Energy Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2015 and December 31, 2014, and the consolidated statements of net earnings (loss) and comprehensive income (loss), cash flows, and changes in shareholders’ equity for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Vermilion Energy Inc. and subsidiaries as at December 31, 2015 and December 31, 2014, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2016 expressed an unmodified opinion on the Company’s internal control over financial reporting.

(“/s/Deloitte LLP”)

Chartered Professional Accountants, Chartered Accountants
February 26, 2016
Calgary, Canada

6

Vermilion Energy	Exhibit 99.3 - 2015 Annual Financial Statements

CONSOLIDATED BALANCE SHEETS
(THOUSANDS OF CANADIAN DOLLARS)

		December 31,	December 31,
	Note	2015	2014
ASSETS
Current
Cash and cash equivalents	17	41,676	120,405
Accounts receivable		160,499	171,820
Crude oil inventory		13,079	9,510
Derivative instruments	13	55,214	23,391
Prepaid expenses		14,310	13,033
		284,778	338,159

Derivative instruments	13	13,128	1,403
Deferred taxes	9	135,753	154,816
Exploration and evaluation assets	6	308,192	380,621
Capital assets	5	3,467,369	3,511,092
		4,209,220	4,386,091

LIABILITIES
Current
Accounts payable and accrued liabilities		248,747	298,196
Current portion of long-term debt	8	224,901	-
Dividends payable	10	24,077	23,070
Income taxes payable	9	6,006	44,463
		503,731	365,729

Long-term debt	8	1,162,998	1,238,080
Finance lease obligation	16	23,565	-
Asset retirement obligations	7	305,613	350,753
Deferred taxes	9	354,654	410,183
		2,350,561	2,364,745

SHAREHOLDERS’ EQUITY
Shareholders’ capital	10	2,181,089	1,959,021
Contributed surplus		107,946	92,188
Accumulated other comprehensive income		113,647	5,722
Deficit		(544,023)	(35,585)
		1,858,659	2,021,346
		4,209,220	4,386,091

APPROVED BY THE BOARD

(Signed “Joseph F. Killi”)	(Signed “Lorenzo Donadeo”)

Joseph F. Killi, Director	Lorenzo Donadeo, Director

7

Vermilion Energy	Exhibit 99.3 - 2015 Annual Financial Statements

CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS) AND COMPREHENSIVE INCOME (LOSS)
(THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

		Year Ended
		December 31,	December 31,
	Note	2015	2014
REVENUE
Petroleum and natural gas sales		939,586	1,419,628
Royalties		(65,920)	(108,000)
Petroleum and natural gas revenue		873,666	1,311,628

EXPENSES
Operating	21	225,938	232,307
Transportation		41,660	42,361
Equity based compensation	11	75,232	67,802
Gain on derivative instruments	13	(84,904)	(64,083)
Interest expense		59,852	49,655
General and administration	21	53,584	61,727
Foreign exchange (gain) loss		(9,410)	18,420
Other (income) expense		(31,663)	760
Accretion	7	23,911	23,913
Depletion and depreciation	5, 6	458,758	425,694
Impairment	5, 6	274,623	-
		1,087,581	858,556
EARNINGS (LOSS) BEFORE INCOME TAXES		(213,915)	453,072

INCOME TAXES	9
Deferred		(47,728)	26,410
Current		51,115	157,336
		3,387	183,746

NET EARNINGS (LOSS)		(217,302)	269,326

OTHER COMPREHENSIVE (LOSS) INCOME
Currency translation adjustments		107,925	(41,420)
COMPREHENSIVE (LOSS) INCOME		(109,377)	227,906

NET EARNINGS (LOSS) PER SHARE	12
Basic		(1.98)	2.55
Diluted		(1.98)	2.51

WEIGHTED AVERAGE SHARES OUTSTANDING ('000s)	12
Basic		109,642	105,448
Diluted		109,642	107,187

8

Vermilion Energy	Exhibit 99.3 - 2015 Annual Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(THOUSANDS OF CANADIAN DOLLARS)

		Year Ended
		December 31,	December 31,
	Note	2015	2014
OPERATING
Net earnings (loss)		(217,302)	269,326
Adjustments:
Accretion	7	23,911	23,913
Depletion and depreciation	5, 6	458,758	425,694
Impairment	5, 6	274,623	-
Unrealized gain on derivative instruments	13	(43,548)	(27,371)
Equity based compensation	11	75,232	67,802
Unrealized foreign exchange (gain) loss		(8,787)	17,599
Unrealized other expense		1,008	1,492
Deferred taxes	9	(47,728)	26,410
Asset retirement obligations settled	7	(11,369)	(15,956)
Changes in non-cash operating working capital	14	(60,390)	3,077
Cash flows from operating activities		444,408	791,986

INVESTING
Drilling and development	5	(486,861)	(618,689)
Exploration and evaluation	6	-	(69,035)
Property acquisitions	4, 5, 6	(28,897)	(220,726)
Corporate acquisitions, net of cash acquired	4	-	(176,179)
Changes in non-cash investing working capital	14	(25,980)	12,365
Cash flows used in investing activities		(541,738)	(1,072,264)

FINANCING
Increase in long-term debt	8	138,341	196,387
Decrease in finance lease obligation	16	(2,246)	-
Cash dividends	10	(127,535)	(190,657)
Cash flows from financing activities		8,560	5,730
Foreign exchange gain on cash held in foreign currencies		10,041	5,394

Net change in cash and cash equivalents		(78,729)	(269,154)
Cash and cash equivalents, beginning of year		120,405	389,559
Cash and cash equivalents, end of year	17	41,676	120,405

Supplementary information for operating activities - cash payments
Interest paid		62,911	50,801
Income taxes paid		92,907	166,993

9

Vermilion Energy	Exhibit 99.3 - 2015 Annual Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(THOUSANDS OF CANADIAN DOLLARS)

				Accumulated
				Other		Total
		Shareholders'	Contributed	Comprehensive		Shareholders’
	Note	Capital	Surplus	Income	Deficit	Equity
Balances as at January 1, 2014		1,618,443	75,427	47,142	(24,637)	1,716,375
Net earnings		-	-	-	269,326	269,326
Currency translation adjustments		-	-	(41,420)	-	(41,420)
Equity based compensation expense	11	-	67,081	-	-	67,081
Dividends declared	10	-	-	-	(272,732)	(272,732)
Shares issued pursuant to the dividend reinvestment plan	10	79,430	-	-	-	79,430
Shares issued pursuant to corporate acquisition	4, 10	204,960	-	-	-	204,960
Modification of equity based awards	11	-	(2,395)	-	-	(2,395)
Vesting of equity based awards	10, 11	47,925	(47,925)	-	-	-
Share-settled dividends on vested equity based awards	10, 11	7,542	-	-	(7,542)	-
Shares issued pursuant to the bonus plan	10	721	-	-	-	721
Balances as at December 31, 2014		1,959,021	92,188	5,722	(35,585)	2,021,346

				Accumulated
				Other		Total
		Shareholders’	Contributed	Comprehensive		Shareholders’
	Note	Capital	Surplus	Income	Deficit	Equity
Balances as at January 1, 2015		1,959,021	92,188	5,722	(35,585)	2,021,346
Net loss		-	-	-	(217,302)	(217,302)
Currency translation adjustments		-	-	107,925	-	107,925
Equity based compensation expense	11	-	72,613	-	-	72,613
Dividends declared	10	-	-	-	(283,575)	(283,575)
Shares issued pursuant to the dividend reinvestment and Premium DividendTM plans	10	155,033	-	-	-	155,033
Vesting of equity based awards	10, 11	56,855	(56,855)	-	-	-
Share-settled dividends on vested equity based awards	10, 11	7,561	-	-	(7,561)	-
Shares issued pursuant to the employee savings and bonus plans	10	2,619	-	-	-	2,619
Balances as at December 31, 2015		2,181,089	107,946	113,647	(544,023)	1,858,659

Description of equity reserves

Shareholders’ capital

Represents the recognized amount for common shares when issued, net of equity issuance costs and deferred taxes.

Contributed surplus

Represents the recognized value of employee awards which are settled in shares. Once vested, the value of the awards is transferred to shareholders’ capital.

Accumulated other comprehensive income

Represents the cumulative income and expenses which are not recorded immediately in net earnings (loss) and are accumulated until an event triggers recognition in net earnings (loss). The current balance consists of currency translation adjustments resulting from translating financial statements of subsidiaries with a foreign functional currency to Canadian dollars at period-end rates.

Deficit

Represents the cumulative net earnings (loss) less distributed earnings of Vermilion Energy Inc.

10

Vermilion Energy	Exhibit 99.3 - 2015 Annual Financial Statements

notes to the Consolidated Financial Statements

For the year ended December 31, 2015 and 2014

(Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

1. BASIS OF PRESENTATION

Vermilion Energy Inc. (the “Company” or “Vermilion”) is a corporation governed by the laws of the Province of Alberta and is actively engaged in the business of crude oil and natural gas exploration, development, acquisition and production.

These consolidated financial statements were approved and authorized for issuance by the Board of Directors of Vermilion on February 25, 2016.

2. SIGNIFICANT ACCOUNTING POLICIES

Accounting Framework

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Principles of Consolidation

Subsidiaries that are directly controlled by the parent company or indirectly controlled through other consolidated subsidiaries are fully consolidated. Vermilion accounts for joint operations by recognizing its share of assets, liabilities, income and expenses. All significant intercompany balances, transactions, income and expenses are eliminated upon consolidation.

Vermilion currently has no special purpose entities of which it retains control and accordingly the consolidated financial statements do not include the accounts of any such entities.

Exploration and Evaluation Assets

Vermilion accounts for exploration and evaluation of petroleum and natural gas property (“E&E”) costs in accordance with IFRS 6 “Exploration for and Evaluation of Mineral Resources”. Costs incurred are classified as E&E costs when they relate to exploring and evaluating a property for which the Company has the licence or right to explore and extract resources.

E&E costs related to each license or prospect area are initially capitalized within E&E assets. E&E costs that are capitalized may include costs of licence acquisitions, technical services and studies, seismic acquisitions, exploration drilling and testing, directly attributable overhead and administration expenses and, if applicable, the estimated costs of retiring the assets. Any costs incurred prior to the acquisition of the legal rights to explore an area are expensed as incurred.

E&E assets are not initially depleted and are carried at cost until technical feasibility and commercial viability of the area can be determined. The technical feasibility and commercial viability of extracting the reserves is considered to be determinable when proven and probable reserves are identified. If proven and probable reserves are identified as recoverable, the related E&E costs are reclassified to Petroleum and Natural Gas (“PNG”) assets pending an impairment test. If reserves are not found within the license area or the area is abandoned, the related E&E costs are amortized over a period not greater than five years.

Petroleum and Natural Gas Assets

Vermilion recognizes PNG assets at cost less accumulated depletion, depreciation and impairment losses. Directly attributable costs incurred for the drilling of development wells and for the construction of production facilities are capitalized together with the discounted value of estimated future costs of asset retirement obligations. When components of PNG assets are replaced, disposed of, or no longer in use, they are derecognized.

Gains and losses on disposal of a component of PNG assets, including oil and gas interests, are determined by comparing the proceeds of disposal with the carrying amount of the component, and are recognized in net earnings (loss).

Depletion and Depreciation

Vermilion classifies its assets into PNG depletion units, which are groups of assets or properties that are within a specific production area and have similar economic lives. The PNG depletion units represent the lowest level of disaggregation for which Vermilion accumulates costs for the purposes of calculating and recording depletion and depreciation.

The net carrying value of each PNG depletion unit is depleted using the unit of production method by reference to the ratio of production in the period to the total proven and probable reserves, taking into account the future development costs necessary to bring the applicable reserves into production. The reserve estimates are reviewed annually by management or when material changes occur to the underlying assumptions.

For the purposes of the depletion calculations, oil and gas reserves are converted to a common unit of measure on the basis of their relative energy content based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent.

11

Vermilion Energy	Exhibit 99.3 - 2015 Annual Financial Statements

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture and office equipment are recorded at cost and are depreciated on a declining-balance basis.

Impairment of Long-Lived Assets

E&E assets are tested for impairment when reclassified to PNG assets or when indicators of impairment are identified.  If indicators of impairment are identified, E&E assets are tested for impairment as part of the group of Cash Generating Units (“CGUs”) attributable to the jurisdiction in which the exploration area resides.

PNG depletion units are aggregated into CGUs for impairment testing.  The determination of CGUs is based on management’s judgment and represents the lowest level at which there are identifiable cash inflows that are largely independent of the cash inflows of other groups of assets or properties. CGUs are reviewed for indicators that the carrying value of the CGU may exceed its recoverable amount.  If an indication of impairment exists, the CGU’s recoverable amount is then estimated.  A CGU’s recoverable amount is defined as the higher of the fair value less costs to sell and its value in use.  If the carrying amount exceeds its recoverable amount, an impairment loss is recorded to net earnings (loss) in the period to reduce the carrying value of the CGU to its recoverable amount.

For PNG assets and E&E assets, when there has been an impairment loss recognized, at each reporting date an assessment is performed as to whether the circumstances which led to the impairment loss have reversed. If the change in circumstances leads to the recoverable amount being higher than the carrying value after recognition of an impairment, that impairment loss is reversed, with such reversal not to exceed the depreciated value of the asset had no impairment loss been previously recognized.

Finance leases

Finance leases, which transfer substantially all the risks and rewards incidental to legal ownership, are recognized at the commencement of the least term. The lease obligation and corresponding capitalized lease asset are measured at the lower of fair value of the leased property or the present value of the minimum lease payments, which are determined at the inception of the lease. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Cash and Cash Equivalents

Cash and cash equivalents include monies on deposit and short-term investments, which are comprised primarily of guaranteed investment certificates.

Crude Oil Inventory

Inventories of crude oil, consisting of production for which title has not yet transferred to the customer, are valued at the lower of cost or net realizable value. Cost is determined on a weighted-average basis and includes related operating expenses, royalties, and depletion.

Provisions and Asset Retirement Obligations

Vermilion recognizes a provision or asset retirement obligation in the consolidated financial statements when an event gives rise to an obligation of uncertain timing or amount.

The estimated present value of the asset retirement obligation is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. This increase is depleted with the related depletion unit and is allocated to a CGU for impairment testing. The liability recorded is increased each reporting period due to the passage of time and this change is charged to net earnings (loss) in the period as accretion expense. The asset retirement obligation can also increase or decrease due to changes in the estimated timing of cash flows, changes in the discount rate and/or changes in the original estimated undiscounted costs. Increases or decreases in the obligation will result in a corresponding change in the carrying amount of the related asset. Actual costs incurred upon settlement of the asset retirement obligation are charged against the asset retirement obligation to the extent of the liability recorded. Vermilion discounts the costs related to asset retirement obligations using the discount rate that reflects current market assessment of the time value of money and risks specific to the liabilities that have not been reflected in the cash flow estimates. Vermilion applies discount rates applicable to each of the jurisdictions in which it has future asset retirement obligations. Asset retirement obligations are remeasured at each reporting period in order to reflect the discount rates in effect at that time.

A provision for onerous contracts is recognized when the expected benefits to be derived by Vermilion from a contract are lower than the unavoidable cost of meeting the obligations under the contract. The provision is measured at the lower of the expected cost of terminating the contract and the present value of the expected net cost of the remaining term of the contract. Before a provision is established, Vermilion first recognizes any impairment loss on assets associated with the onerous contract. For the periods presented in the consolidated financial statements, there were no onerous contracts recognized.

Revenue Recognition

Revenues associated with the sale of crude oil, natural gas and natural gas liquids are recorded when title passes to the customer. For the majority of Canadian oil and natural gas production, legal title transfers upon delivery to major pipelines. In Australia, oil is sold at the Wandoo B Platform. In the Netherlands, natural gas is sold at the plant gate. In Germany, natural gas is sold upon delivery to major pipelines. In France, oil is sold either when delivered to the refinery by pipeline or when delivered to the refinery via tanker. In the United States, oil is sold when transferred to the truck from the tank and natural gas is sold at a custody transfer meter on location.

12

Vermilion Energy	Exhibit 99.3 - 2015 Annual Financial Statements

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments

Cash and cash equivalents are classified as held for trading and are measured at fair value. A gain or loss arising from a change in the fair value is recognized in net earnings (loss) in the period in which it occurs.

Accounts receivable are classified as loans and receivables and are initially measured at fair value and are then subsequently measured at amortized cost. The carrying value of accounts receivable approximates the fair value due to the short-term nature of these instruments.

Accounts payable and accrued liabilities, dividends payable, finance lease, and long-term debt have been classified as other financial liabilities and are initially recognized at fair value and are subsequently measured at amortized cost.  Transaction costs and discounts are recorded against the fair value of long-term debt on initial recognition.

All derivative instruments have been classified as held for trading and are measured at fair value.  A gain or loss arising from a change in the fair value is recognized in net earnings (loss) in the period in which it occurs.

Equity Based Compensation

Vermilion has long-term equity based compensation plans for directors, officers and employees of Vermilion and its subsidiaries. Equity based compensation expense is recognized in net earnings (loss) over the vesting period of the awards with a corresponding adjustment to contributed surplus. Upon vesting, the amount previously recognized in contributed surplus is reclassified to shareholders’ capital.

The expense recognized is based on the grant date fair value of the awards and incorporates an estimate of the forfeiture rate based on historical vesting data. The grant date fair value of the awards is determined as the grant date closing price of Vermilion’s common shares on the Toronto Stock Exchange, adjusted by the Company’s estimate of the performance factor that will ultimately be achieved.

Per Share Amounts

Net earnings (loss) per share is calculated using the weighted-average number of shares outstanding during the period. Diluted net earnings per share is calculated using the diluted weighted-average number of shares outstanding during the period. The diluted weighted-average number of shares is determined by considering whether equity based compensation plans, if converted during the year, would result in reduced net earnings per share.

The treasury stock method is used to determine the dilutive effect of equity based compensation plans. The treasury stock method assumes that the deemed proceeds related to unrecognized equity based compensation expense are used to repurchase shares at the average market price during the period. Equity based awards outstanding are included in the calculation of diluted net earnings per share based on estimated performance factors.

Foreign Currency Translation

The consolidated financial statements are presented in Canadian dollars, which is Vermilion’s reporting currency. As several of Vermilion’s subsidiaries transact and operate primarily in countries other than Canada, they accordingly have functional currencies other than the Canadian dollar.

Transactions denominated in currencies other than the functional currency of the subsidiary are translated to the functional currency at the prevailing rates on the date of the transaction. Non-monetary assets or liabilities that result from such transactions are held at the prevailing rate on the date of the transaction. Monetary items denominated in non-functional currencies are translated to the functional currency of the subsidiary at the prevailing rate at the balance sheet date. All translations associated with currencies other than the respective functional currencies are recorded in net earnings (loss).

Translation of all assets and liabilities from the respective functional currencies to the reporting currency are performed using the rates prevailing at the balance sheet date. The differences arising upon translation from the functional currency to the reporting currency are recorded as currency translation adjustments in other comprehensive income (loss) and are held within accumulated other comprehensive income (loss) until a disposal or partial disposal of a subsidiary. A disposal or partial disposal may give rise to a realized gain or loss, which is recorded in net earnings (loss).

Within the consolidated group there are outstanding intercompany loans which in substance represent investments in certain subsidiaries. When these loans are identified as part of the net investment in a foreign subsidiary, any exchange differences arising on those loans are recorded to currency translation adjustments within other comprehensive income (loss) until the disposal or partial disposal of the subsidiary.

Income Taxes

Deferred taxes are calculated using the liability method of accounting. Under this method, deferred tax is recognized for the estimated effect of any temporary differences between the amounts recognized on Vermilion’s consolidated balance sheets and respective tax basis. This calculation uses enacted or substantively enacted tax rates that will be in effect when the temporary differences are expected to reverse. The effect of a change in tax rates on deferred taxes is recognized in net earnings (loss) in the period in which the related legislation is substantively enacted.

13

Vermilion Energy	Exhibit 99.3 - 2015 Annual Financial Statements

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred tax assets are reviewed each reporting period and a valuation allowance is recognized if available evidence indicates that it is not probable that all or a part of a deferred tax asset will be utilized in future periods. A previously recognized valuation allowance is removed when available evidence indicates that all or a part of the valuation allowance is no longer required.

Vermilion is subject to current income taxes based on the tax legislation of each respective country in which Vermilion conducts business.

Borrowing Costs

Borrowing costs that are directly attributable to the acquisition or construction of an asset that necessarily takes a substantial period of time to prepare for its intended use are capitalized as part of the cost of that asset. Borrowing costs are capitalized by applying interest rates attributable to the project being financed and could include both general and/or specific borrowings. Interest rates applied from general borrowings are computed using the weighted average borrowing rate for the period.

Measurement Uncertainty

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for the periods presented.

Key areas where management has made complex or subjective judgments include asset retirement obligations, assessment of impairment or recovery of impairment of long-lived assets and income taxes. Actual results could differ significantly from these and other estimates.

Asset Retirement Obligations

Vermilion’s asset retirement obligations are based on the expected cost of adherence to environmental regulations and estimates of the amount and timing of future expenditures. Changes in environmental regulations, the estimated costs associated with reclamation activities, the discount rate applied and the timing of expenditures could materially impact Vermilion’s measurement of the obligations and, correspondingly, impact Vermilion’s financial position and net earnings (loss).

Assessment of Impairments or Recovery of Previous Impairments

Impairment tests are performed at a CGU level. CGUs are determined based on management’s judgment of the lowest level at which there is identifiable cash inflows that are largely independent of the cash inflows of other groups of assets or properties. The factors used by Vermilion to determine CGUs may vary by country due to the unique operating and geographic circumstances in each country. However, in general, Vermilion will assess the following factors in determining whether a group of assets generate largely independent cash inflows: geographic proximity of the assets within a group to one another, geographic proximity of the group of assets to other groups of assets, homogeneity of the production from the group of assets and the sharing of infrastructure used to process and/or transport production.

The calculation of the recoverable amount of the CGUs is based on market factors, estimates of PNG reserves and future costs required to develop reserves. Vermilion’s reserve estimates and the related future cash flows are subject to measurement uncertainty, and the impact on the consolidated financial statements of future periods could be material. Considerable management judgment is used in determining the recoverable amount of PNG assets, including determining the quantity of reserves, the time horizon to develop and produce such reserves and the estimated revenues and expenditures of such production.

Income Taxes

Tax interpretations, regulations, and legislation in the various jurisdictions in which Vermilion and its subsidiaries operate are subject to change and interpretation. Such changes can affect the timing of the reversal of temporary tax differences, the tax rates in effect when such differences reverse and Vermilion’s ability to use tax losses and other tax pools in the future. The Company’s income tax filings are subject to audit by taxation authorities in numerous jurisdictions and the results of such audits may increase or decrease the tax liability. The determination of current and deferred tax amounts recognized in the consolidated financial statements are based on management’s assessment of the tax positions, which includes consideration of their technical merits, communications with tax authorities and management’s view of the most likely outcome.

14

Vermilion Energy	Exhibit 99.3 - 2015 Annual Financial Statements

3. CHANGES TO ACCOUNTING PRONOUNCEMENTS

Accounting pronouncements not yet adopted

The impacts of the adoption of the following pronouncements are currently being evaluated.

IFRS 9 “Financial Instruments”

On July 24, 2014, the IASB issued the final element of its comprehensive response to the financial crisis by issuing IFRS 9 “Financial Instruments”. The improvements introduced by IFRS 9 includes a model for classification and measurement, a single, forward-looking ‘expected loss’ impairment model and a substantially-reformed approach to hedge accounting. Vermilion will adopt the standard for reporting periods beginning January 1, 2018.

IFRS 15 “Revenue from Contracts with Customers”

On May 28, 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers”, a new standard that specifies recognition requirements for revenue as well as requiring entities to provide the users of financial statements with more informative and relevant disclosures. The standard replaces IAS 11 “Construction Contracts” and IAS 18 “Revenue” as well as a number of revenue-related interpretations. Vermilion will adopt the standard for reporting periods beginning January 1, 2018.

IFRS 16 “Leases”

On January 13, 2016, the IASB issued IFRS 16, “Leases”, a new standard which will replace IAS 17, “Leases”.  Under IFRS 16, a single recognition and measurement model will apply for lessees which will require recognition of assets and liabilities for most leases. Vermilion will adopt the standard for reporting periods beginning January 1, 2019.

4. BUSINESS COMBINATIONS

Property acquisition:

Germany

In February of 2014, Vermilion acquired, through a wholly-owned subsidiary, GDF's 25% interest in four producing natural gas fields and a surrounding exploration license located in northwest Germany. GDF is an affiliate of GDF Suez S.A., a publicly traded, French multinational utility. The acquisition represented Vermilion's entry into the German E&P business, a producing region with a long history of oil and gas development activity, low political risk and strong marketing fundamentals. The acquisition was well aligned with Vermilion's European focus, and has increased the company’s exposure to the strong fundamentals and pricing of the European natural gas markets. The acquisition closed in February of 2014 for cash proceeds of $172.9 million. Vermilion funded this acquisition with existing credit facilities.

The acquired assets were comprised of four gas producing fields across eleven production licenses and included both exploration and production licenses that comprised a total of 207,000 gross acres, of which 85% was in the exploration license.

The acquisition was accounted for as a business combination with the fair value of the assets acquired and liabilities assumed at the date of acquisition summarized as follows:

($M)	Consideration
Cash paid to vendor	172,871
Total consideration	172,871

($M)	Allocation of Consideration
Petroleum and natural gas assets	158,840
Exploration and evaluation	16,065
Asset retirement obligations assumed	(2,030)
Deferred tax liabilities	(4)
Net assets acquired	172,871

The results of operations from the assets acquired were included in Vermilion's consolidated financial statements beginning February of 2014 and had contributed net revenues of $33.3 million and a net loss of $0.3 million for the year ended December 31, 2014.

Had the acquisition occurred on January 1, 2014, management estimates that consolidated revenues would have increased by an additional $4.6 million and consolidated net earnings would have increased by $0.9 million for the year ended December 31, 2014.

15

Vermilion Energy	Exhibit 99.3 - 2015 Annual Financial Statements

4. BUSINESS COMBINATIONS (Continued)

Corporate acquisitions:

a) Elkhorn Resources Inc.

On April 29, 2014, Vermilion acquired Elkhorn Resources Inc., a private southeast Saskatchewan producer. The acquisition created a new core area for Vermilion in the Williston Basin.

The acquired assets included approximately 57,000 net acres of land (approximately 80% undeveloped), seven oil batteries, and preferential access to a minimum of 50% of capacity at a solution gas facility.

Total consideration was comprised of $180.4 million of cash, which was funded with existing credit facilities, and the issuance of 2.8 million Vermilion common shares valued at approximately $205.0 million (based on the closing price per Vermilion common share of $72.50 on the Toronto Stock Exchange on April 29, 2014).

The acquisition was accounted for as a business combination with the fair value of the assets acquired and liabilities assumed at the date of acquisition summarized as follows:

($M)	Consideration
Cash paid to shareholders of Elkhorn Resources Inc.	180,353
Shares issued pursuant to corporate acquisition	204,960
Total consideration	385,313

($M)	Allocation of Consideration
Petroleum and natural gas assets	390,523
Exploration and evaluation	138,264
Asset retirement obligations assumed	(5,974)
Deferred tax liabilities	(89,437)
Long-term debt assumed	(47,526)
Cash acquired	4,174
Acquired non-cash working capital deficiency	(4,711)
Net assets acquired	385,313

The results of operations from the assets acquired were included in Vermilion's consolidated financial statements beginning April 29, 2014 and contributed revenues of $50.6 million and operating income of $39.8 million for the year ended December 31, 2014.

Had the acquisition occurred on January 1, 2014, management estimates that consolidated revenues would have increased by an additional $8.8 million and consolidated operating income would have increased by $7.0 million for the year ended December 31, 2014. In determining the pro-forma amounts, management had assumed that the fair value adjustments, determined provisionally, that arose at the date of acquisition would have been the same if the acquisition had occurred on January 1, 2014. It is impracticable to derive all amounts necessary to determine the impact on net earnings from the acquisition as the acquired company was immediately merged with Vermilion’s operations.

16

Vermilion Energy	Exhibit 99.3 - 2015 Annual Financial Statements

5. CAPITAL ASSETS

The following table reconciles the change in Vermilion's capital assets:

	Petroleum and	Furniture and	Total
($M)	Natural Gas Assets	Office Equipment	Capital Assets
Balance at January 1, 2014	2,784,634	15,211	2,799,845
Additions	608,709	9,980	618,689
Property acquisitions	176,625	-	176,625
Corporate acquisitions	390,523	-	390,523
Changes in estimate for asset retirement obligations	19,107	-	19,107
Depletion and depreciation	(412,768)	(5,072)	(417,840)
Effect of movements in foreign exchange rates	(75,635)	(222)	(75,857)
Balance at December 31, 2014	3,491,195	19,897	3,511,092
Additions	482,574	4,287	486,861
Property acquisitions	27,731	-	27,731
Changes in estimate for asset retirement obligations	(78,429)	-	(78,429)
Depletion and depreciation	(431,889)	(6,453)	(438,342)
Recognition of finance lease asset (1)	31,028	-	31,028
Impairment (2)	(219,808)	-	(219,808)
Effect of movements in foreign exchange rates	146,641	595	147,236
Balance at December 31, 2015	3,449,043	18,326	3,467,369
Cost	5,114,188	54,723	5,168,911
Accumulated depletion and depreciation	(1,622,993)	(34,826)	(1,657,819)
Carrying amount at December 31, 2014	3,491,195	19,897	3,511,092
Cost	5,624,809	57,652	5,682,461
Accumulated depletion and depreciation	(2,175,766)	(39,326)	(2,215,092)
Carrying amount at December 31, 2015	3,449,043	18,326	3,467,369

(1)	Refer to Financial Statement Note 16 – Leases
(2)	Refer to Financial Statement Note 6 – Exploration and Evaluation Assets

Depletion and depreciation rates

PNG assets (unit of production method)

Furniture and office equipment (declining balance at rates of 5% to 25%)

Capitalized overhead

During the year ended December 31, 2015, Vermilion capitalized $5.1 million (2014 - $7.7 million) of overhead costs directly attributable to PNG activities.

Impairments

On a quarterly basis, Vermilion performs an assessment as to whether any CGUs have indicators of impairment. When indicators of impairment are identified, Vermilion assesses the recoverable amount of the applicable CGU based on the higher of the estimated fair value less costs to sell and value in use as at the reporting date. The estimated recoverable amount takes into account commodity price forecasts, expected production, estimated costs and timing of development, and undeveloped land values.

As a result of declines in commodity price forecasts, which decreased expected cash flows, Vermilion recorded a non-cash impairment charge of $131.6 million in the Canada segment for the three months ended December 31, 2015 ($274.6 million for the year ended December 31, 2015, of which $219.8 million related to PNG assets and $54.8 million related to E&E assets). The recoverable amount of each CGU was determined using a value in use approach based on 2015 year end reserves and resource data, an after-tax discount rate of 9% for proved and probable reserves, and an after-tax discount rate of 15% on resources carried within exploration and evaluation assets.

This impairment charge in the year ended December 31, 2015 related to the light crude oil play in Saskatchewan, Canada ($267.9 million based on a recoverable amount of $266.8 million) and the shallow coal bed methane properties in Alberta, Canada ($6.7 million based on a recoverable amount of $19.7 million). The determination of impairment is sensitive to changes in key judgments, including reserve or resource revisions, changes in forward commodity prices and exchange rates, and changes in costs and timing of development. Changes in these key judgments would impact the recoverable amount of CGUs, therefore resulting in additional impairment charges or recoveries. For the year ended December 31, 2015, a one percent increase in the assumed discount rate on expected cash flows of the Saskatchewan light crude oil and Alberta shallow coal bed methane CGUs would result in an additional impairment of $19.5 million, and a five percent decrease in commodity prices would result in an additional impairment of $33.3 million.

17

Vermilion Energy	Exhibit 99.3 - 2015 Annual Financial Statements

5. CAPITAL ASSETS (Continued)

Vermilion also identified indicators of impairment on the Ireland CGU which consists of Vermilion’s non-operating interest in offshore Corrib natural gas field, but determined that the recoverable amount exceeded its carrying value and accordingly, no impairment charge was recorded. For the year ended December 31, 2015, a one percent increase in the assumed discount rate on expected cash flows of the Ireland CGU would have resulted in impairment of $21.9 million, and a five percent decrease in commodity prices would result in an impairment of $33.6 million.

The following table outlines the forward commodity price estimates that were used in the calculation of recoverable amounts:

Forward Commodity Price Assumptions (1)
	WTI Oil (US $/bbl)	AECO Gas (CDN $/mmbtu)	Blended NGLs (2) (CDN $/bbl)	NBP Gas (US $/mmbtu)	CDN $/US $ Exchange Rate
2016	44.00	2.76	30.27	5.55	0.73
2017	52.00	3.27	35.76	5.68	0.75
2018	58.00	3.45	39.04	6.10	0.78
2019	64.00	3.63	42.96	6.70	0.80
2020	70.00	3.81	45.85	7.30	0.83
2021	75.00	3.90	47.86	7.80	0.85
2022	80.00	4.10	51.23	8.30	0.85
2023	85.00	4.30	54.59	8.80	0.85
2024	87.88	4.50	56.05	9.14	0.85
2025	89.63	4.60	57.18	9.32	0.85
Thereafter	+2.0% per year	+2.0% per year	+2.0% per year	+2.0% per year	0.85

(1)	Source: GLJ Petroleum Consultants price forecast, effective January 1, 2016.
(2)	The price of blended NGLs shown above is determined used a simple average for Ethane, Propane, Butane, and C5+.

6. EXPLORATION AND EVALUATION ASSETS

The following table reconciles the change in Vermilion's exploration and evaluation assets:

($M)	Exploration and Evaluation Assets
Balance at January 1, 2014	136,259
Additions	69,035
Changes in estimate for asset retirement obligations	22
Property acquisitions	46,135
Corporate acquisitions	138,264
Depreciation	(5,038)
Effect of movements in foreign exchange rates	(4,056)
Balance at December 31, 2014	380,621
Changes in estimate for asset retirement obligations	(130)
Property acquisitions	1,166
Depreciation	(21,893)
Impairment (1)	(54,815)
Effect of movements in foreign exchange rates	3,243
Balance at December 31, 2015	308,192
Cost	399,348
Accumulated depreciation	(18,727)
Carrying amount at December 31, 2014	380,621
Cost	362,919
Accumulated depreciation	(54,727)
Carrying amount at December 31, 2015	308,192

(1)	Refer to Financial Statement Note 5 – Capital Assets

18

Vermilion Energy	Exhibit 99.3 - 2015 Annual Financial Statements

7. ASSET RETIREMENT OBLIGATIONS

The following table reconciles the change in Vermilion’s asset retirement obligations:

($M)	Asset Retirement Obligations
Balance at January 1, 2014	326,162
Additional obligations recognized	22,565
Changes in estimates for asset retirement obligations	(3,434)
Obligations settled	(15,956)
Accretion	23,913
Changes in discount rates	9,404
Effect of movements in foreign exchange rates	(11,901)
Balance at December 31, 2014	350,753
Additional obligations recognized	3,550
Changes in estimates for asset retirement obligations	1,117
Obligations settled	(11,369)
Accretion	23,911
Changes in discount rates	(83,226)
Effect of movements in foreign exchange rates	20,877
Balance at December 31, 2015	305,613

Vermilion has estimated the net present value of its asset retirement obligations to be $305.6 million as at December 31, 2015 (2014 - $350.8 million) based on a total undiscounted future liability, after inflation adjustment, of $1.3 billion (2014 - $1.3 billion). These payments are expected to be made between 2016 and 2064. Vermilion calculated the present value of the obligations using discount rates between 7.1% and 10.3% (2014 - between 5.7% and 7.9%) to reflect the market assessment of the time value of money as well as risks specific to the liabilities that have not been included in the cash flow estimates. Inflation rates used in determining the cash flow estimates were between 0.6% and 2.4% (2014 - between 0.8% and 2.4%).

Vermilion reviews annually its estimates of the expected costs to reclaim the net interest in its wells and facilities. The resulting changes are categorized as changes in estimates for existing obligations in the preceding table. The decrease in the liability for the year ended December 31, 2015 primarily resulted from an overall increase in the discount rates applied to the abandonment obligations.

8. LONG-TERM DEBT

The following table summarizes Vermilion’s outstanding long-term debt:

	As at
($M)	Dec 31, 2015	Dec 31, 2014
Revolving credit facility	1,162,998	1,014,067
Senior unsecured notes (1)	224,901	224,013
Long-term debt	1,387,899	1,238,080

(1)	The senior unsecured notes, which matured on February 10, 2016, are included in the current portion of long-term debt as at December 31, 2015.

Revolving Credit Facility

At December 31, 2015, Vermilion had in place a bank revolving credit facility totalling $2 billion, of which approximately $1.16 billion was drawn. The facility, which matures on May 31, 2019, is fully revolving up to the date of maturity.

The facility is extendable from time to time, but not more than once per year, for a period not longer than four years, at the option of the lenders and upon notice from Vermilion. If no extension is granted by the lenders, the amounts owing pursuant to the facility are due at the maturity date. This facility bears interest at a rate applicable to demand loans plus applicable margins. For the year ended December 31, 2015, the interest rate on the revolving credit facility was approximately 3.1% (2014 – 3.1%).

The amount available to Vermilion under this facility is reduced by certain outstanding letters of credit associated with Vermilion’s operations totalling $25.2 million as at December 31, 2015 (December 31, 2014 - $8.6 million).

19

Vermilion Energy	Exhibit 99.3 - 2015 Annual Financial Statements

8. LONG-TERM DEBT (Continued)

The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion. Under the terms of the facility, Vermilion must maintain:

-	A ratio of total borrowings (defined as amounts classified as “Long-term debt”, “Current portion of long term debt”, and “Finance lease obligation” on the balance sheet and referred to collectively as consolidated total debt), to consolidated net earnings before interest, income taxes, depreciation, accretion and other certain non-cash items (defined as consolidated EBITDA) of not greater than 4.0.
-	A ratio of consolidated total senior debt (defined as consolidated total debt excluding unsecured and subordinated debt) to consolidated EBITDA of not greater than 3.0.
-	A ratio of consolidated total senior debt to total capitalization (defined as amounts classified as “Shareholders’ equity” on the balance sheet plus consolidated total senior debt as defined above) of not greater than 50%.

As at December 31, 2015, Vermilion was in compliance with all financial covenants.

Senior Unsecured Notes

On February 10, 2011, Vermilion issued $225.0 million of senior unsecured notes at par. The notes bear interest at a rate of 6.5% per annum and matured on February 10, 2016. As direct senior unsecured obligations of Vermilion, the notes ranked pari passu with all other present and future unsecured and unsubordinated indebtedness of the Company. The notes were initially recognized at fair value net of transaction costs and were subsequently measured at amortized cost using an effective interest rate of 7.1%.

Subsequent to December 31, 2015, Vermilion repaid the senior unsecured notes using funds from the revolving credit facility.

9. INCOME TAXES

Deferred taxes

The net deferred income tax liability at December 31, 2015 and 2014 is comprised of the following:

	Year Ended
($M)	Dec 31, 2015	Dec 31, 2014
Deferred income tax liabilities:
Derivative contracts	(18,452)	(5,965)
Capital assets	(349,664)	(445,457)
Asset retirement obligations	(130,904)	(96,616)
Unrealized foreign exchange	(16,300)	(14,507)
Other	(10,767)	(13,164)
Deferred income tax assets:
Capital assets	77,343	72,821
Non-capital losses	175,477	178,222
Asset retirement obligations	51,958	65,760
Unrealized foreign exchange	-	720
Other	2,408	2,819
Net deferred income tax liability	(218,901)	(255,367)
Comprised of:
Deferred income tax assets	135,753	154,816
Deferred income tax liability	(354,654)	(410,183)
Net deferred income tax liability	(218,901)	(255,367)

20

Vermilion Energy	Exhibit 99.3 - 2015 Annual Financial Statements

9. INCOME TAXES (Continued)

Income tax expense differs from the amount that would have been expected if the reported earnings had been subject only to the statutory Canadian income tax rate of 26.2% (2014 - 25.5%), as follows:

	Year Ended
($M)	Dec 31, 2015	Dec 31, 2014
Earnings (loss) before income taxes	(213,915)	453,072
Canadian corporate tax rate	26.2% (1)	25.5%
Expected tax expense (recovery)	(56,046)	115,533
Increase (decrease) in taxes resulting from:
Petroleum resource rent tax rate (PRRT) differential (2)	8,310	37,035
Foreign tax rate differentials (2), (3)	(8,096)	3,492
Equity based compensation expense	14,000	17,290
Amended returns and changes to estimated tax pools and tax positions	(6,856)	(7,512)
Changes in statutory tax rates and the estimated reversal rates associated with temporary differences	1,733	16,429
Valuation allowance	51,736	-
Other non-deductible items	(1,394)	1,479
Provision for income taxes	3,387	183,746

(1)	The corporate tax rate increased to 26.2% in 2015 from 25.5% in 2014 due to the Alberta corporate tax rate increase of 2.0% effective July 1, 2015.
(2)	In Australia, current taxes include both corporate income tax rates and PRRT. Corporate income tax rates were applied at a rate of 30% and PRRT was applied at a rate of 40%.
(3)	The combined tax rate was 34.4% in France, 46.0% in the Netherlands, 24.2% in Germany, 25% in Ireland, and 35% in the United States. The corporate tax rate for Germany increased to 24.2% (2014 - 22.8%) due to a trade tax increase of 1.4% effective January 2015.

10. SHAREHOLDERS’ CAPITAL

The following table reconciles the change in Vermilion’s shareholders’ capital:

Shareholders’ Capital	Number of Shares ('000s)	Amount ($M)
Balance as at January 1, 2014	102,123	1,618,443
Shares issued pursuant to corporate acquisition	2,827	204,960
Shares issued pursuant to the dividend reinvestment plan	1,279	79,430
Vesting of equity based awards	955	47,925
Share-settled dividends on vested equity based awards	108	7,542
Shares issued pursuant to the bonus plan	11	721
Balance as at December 31, 2014	107,303	1,959,021
Shares issued pursuant to the dividend reinvestment and Premium DividendTM plans	3,338	155,033
Vesting of equity based awards	1,158	56,855
Share-settled dividends on vested equity based awards	135	7,561
Shares issued pursuant to the employee savings and bonus plans	57	2,619
Balance as at December 31, 2015	111,991	2,181,089

Vermilion is authorized to issue an unlimited number of common shares with no par value.

Dividends

Dividends declared to shareholders for the year ended December 31, 2015 were $283.6 million (2014 - $272.7 million). Dividends are approved by the Board of Directors and are paid monthly. Vermilion has a dividend reinvestment plan (“DRIP”) which allows eligible holders of common shares to purchase additional common shares at a 3% discount to market by reinvesting their cash dividends. Additionally, an amendment to the existing DRIP to include a Premium Dividend™ Component was announced in February 2015. With the addition of the Premium Dividend™ Component eligible shareholders have the option to reinvest their dividends in new common shares which are exchanged for a premium cash payment equal to 101.5% of the reinvested dividends.

Subsequent to the end of year-end and prior to the consolidated financial statements being authorized for issue on February 25, 2016, Vermilion declared dividends totalling $48.5 million or $0.215 per share for each of January and February of 2016.

21

Vermilion Energy	Exhibit 99.3 - 2015 Annual Financial Statements

11. EQUITY BASED COMPENSATION

The following table summarizes the number of awards outstanding under the Vermilion Incentive Plan (“VIP”):

Number of Awards ('000s)	2015	2014
Opening balance	1,775	1,665
Granted	609	707
Vested	(587)	(515)
Modified	-	(21)
Forfeited	(86)	(61)
Closing balance	1,711	1,775

The fair value of a VIP award is determined on the grant date at the closing price of Vermilion’s common shares on the Toronto Stock Exchange, adjusted by the estimated performance factor that will ultimately be achieved. Dividends, which notionally accrue to the awards during the vesting period, are not included in the determination of grant date fair values. For the year ended December 31, 2015, the awards granted had a weighted average fair value of $80.70 (2014 - $101.63).

The performance factor is determined by the Board of Directors after consideration of Company performance using Vermilion’s balanced scorecard metrics including, but not limited to, relative total shareholder return, financial and operational performance, and performance on strategic objectives.

The expense recognized is based on the grant date fair value of the awards and incorporates an estimate of forfeiture rate based on historical vesting data. For the year ended December 31, 2015, Vermilion incorporated an estimated forfeiture rate of 4.8% (2014 - 5.8%). Equity based compensation expense of $72.6 million was recorded during the year ended December 31, 2015 (2014 - $67.1 million) related to the VIP.

12. PER SHARE AMOUNTS

Basic and diluted net earnings (loss) per share have been determined based on the following:

	Year Ended
($M except per share amounts)	Dec 31, 2015	Dec 31, 2014
Net (loss) earnings [1]	(217,302)	269,326
Basic weighted average shares outstanding [2]	109,642	105,448
Dilutive impact of equity based awards	-	1,739
Diluted weighted average shares outstanding [3]	109,642	107,187
Basic (loss) earnings per share ([1] ÷ [2])	(1.98)	2.55
Diluted (loss) earnings per share ([1] ÷ [3])	(1.98)	2.51

13. DERIVATIVE INSTRUMENTS

The nature of Vermilion’s operations results in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates. Vermilion monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by Vermilion are related to an underlying financial position or to future crude oil and natural gas production. Vermilion does not use derivative financial instruments for speculative purposes. Vermilion has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings at each reporting period. Vermilion has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts.

During the normal course of business, Vermilion may enter into fixed price arrangements to sell a portion of its production or purchase commodities for operational use. Vermilion does not apply fair value accounting on these contracts as they were entered into and continue to be held for the sale of production or operational use in accordance with the Company’s expected requirements.

22

Vermilion Energy	Exhibit 99.3 - 2015 Annual Financial Statements

13. DERIVATIVE INSTRUMENTS (Continued)

The following tables summarize Vermilion’s outstanding risk management positions as at December 31, 2015:

	Note	Volume	Strike Price(s)
Crude Oil
WTI - Collar
July 2015 - March 2016	1	250 bbl/d	75.00 - 83.45 CAD $
July 2015 - June 2016	2	500 bbl/d	75.50 - 85.08 CAD $
Dated Brent - Collar
July 2015 - June 2016	3	1,000 bbl/d	80.50 - 93.49 CAD $
July 2015 - June 2016	4	500 bbl/d	64.50 - 75.48 US $
October 2015 - June 2016	5	250 bbl/d	82.00 - 94.55 CAD $
January 2016 - June 2016	1	250 bbl/d	84.00 - 93.70 CAD $

North American Natural Gas
AECO - Collar
November 2015 - March 2016		2,500 GJ/d	2.50 - 3.76 CAD $
November 2015 - October 2016		10,000 GJ/d	2.56 - 3.23 CAD $
January 2016 - December 2016		10,000 GJ/d	2.53 - 3.29 CAD $
April 2016 - October 2016		5,000 GJ/d	2.30 - 2.80 CAD $
AECO Basis - Fixed Price Differential
November 2015 - March 2016		2,500 mmbtu/d	Nymex HH less 0.47 US $
Nymex HH - Collar
November 2015 - March 2016	6	5,000 mmbtu/d	3.25 - 3.86 US $

(1)	The contracted volumes increase to 500 boe/d for any monthly settlement periods above the contracted ceiling price and are settled on the monthly average price (monthly average US$/bbl multiplied by the Bank of Canada monthly average noon day rate).
(2)	The contracted volumes increase to 1,250 boe/d for any monthly settlement periods above the contracted ceiling price and are settled on the monthly average price (monthly average US$/bbl multiplied by the Bank of Canada monthly average noon day rate).
(3)	The contracted volumes increase to 2,500 boe/d for any monthly settlement periods above the contracted ceiling price and are settled on the monthly average price (monthly average US$/bbl multiplied by the Bank of Canada monthly average noon day rate).
(4)	The contracted volumes increase to 1,000 boe/d for any monthly settlement periods above the contracted ceiling price.
(5)	The contracted volumes increase to 750 boe/d for any monthly settlement periods above the contracted ceiling price and are settled on the monthly average price (monthly average US$/bbl multiplied by the Bank of Canada monthly average noon day rate).
(6)	The contracted volumes increase to 10,000 mmbtu/d for any monthly settlement periods above the contracted ceiling price.

23

Vermilion Energy	Exhibit 99.3 - 2015 Annual Financial Statements

13. DERIVATIVE INSTRUMENTS (Continued)

	Note	Volume	Strike Price(s)
European Natural Gas
NBP - Call
October 2016 - March 2017		2,638 GJ/d	4.64 GBP £
NBP - Collar
April 2016 - March 2017		2,638 GJ/d	3.79 - 4.53 GBP £
January 2017 - December 2017		2,638 GJ/d	3.22 - 3.75 GBP £
January 2018 - December 2018		2,638 GJ/d	2.99 - 3.63 GBP £
NBP - Put
April 2016 - September 2016		2,638 GJ/d	3.79 GBP £
NBP - Swap
July 2015 - March 2016		2,592 GJ/d	6.42 EUR €
October 2015 - March 2016		10,368 GJ/d	6.54 EUR €
January 2016 - June 2016		5,184 GJ/d	6.24 EUR €
January 2016 - June 2016		2,592 GJ/d	6.82 US $
July 2016 - March 2017		2,592 GJ/d	5.43 EUR €
January 2017 - December 2017	1	2,638 GJ/d	4.00 GBP £
January 2018 - December 2018	2	2,638 GJ/d	3.83 GBP £
TTF - Call
October 2016 - March 2017		2,592 GJ/d	6.03 EUR €
TTF - Collar
January 2016 - December 2016	3	2,592 GJ/d	5.76 - 6.50 EUR €
April 2016 - December 2016	4	12,960 GJ/d	5.58 - 6.21 EUR €
April 2016 - March 2017	5	5,184 GJ/d	5.28 - 6.35 EUR €
July 2016 - December 2016		2,592 GJ/d	5.00 - 5.63 EUR €
July 2016 - March 2017	3	2,592 GJ/d	5.07 - 6.56 EUR €
July 2016 - March 2018	3	2,592 GJ/d	5.32 - 6.54 EUR €
October 2016 - December 2017		2,592 GJ/d	5.00 - 5.89 EUR €
January 2017 - December 2017	6	7,776 GJ/d	5.00 - 6.15 EUR €
January 2018 - December 2018		5,184 GJ/d	4.17 - 5.03 EUR €
TTF - Put
April 2016 - September 2016		2,592 GJ/d	5.21 EUR €
TTF - Swap
January 2015 - March 2016		5,184 GJ/d	6.40 EUR €
January 2015 - June 2016		2,592 GJ/d	6.07 EUR €
February 2015 - March 2016		5,184 GJ/d	6.24 EUR €
April 2015 - March 2016		5,832 GJ/d	6.18 EUR €
October 2015 - March 2016		2,592 GJ/d	6.64 EUR €
January 2016 - June 2016		5,184 GJ/d	5.94 EUR €
April 2016 - December 2016		2,592 GJ/d	5.91 EUR €
July 2016 - June 2018		2,700 GJ/d	5.58 EUR €
October 2016 - December 2016		2,592 GJ/d	5.45 EUR €
January 2017 - December 2017	7	2,592 GJ/d	5.04 EUR €

Electricity
AESO - Swap
January 2016 - December 2016		93.6 MWh/d	38.58 CAD $

Interest Rate
CDOR to fixed - Swap
September 2015 - September 2019		100,000,000 CAD $/year	1.00%
October 2015 - October 2019		100,000,000 CAD $/year	1.10%

(1)	On the last business day of each month, the counterparty has the option to increase the contracted volumes by an additional 2,638 GJ/d at the contracted price, for the following month.
(2)	On the last business day of each month, the counterparty has the option to increase the contracted volumes to 7,913 GJ/d at the contracted price, for the following month.
(3)	The contracted volumes increase to 5,184 GJ/d for any monthly settlement periods above the contracted ceiling price.
(4)	The contracted volumes increase to 15,552 GJ/d for any monthly settlement periods above the contracted ceiling price.
(5)	The contracted volumes increase to 10,368 GJ/d for any monthly settlement periods above the contracted ceiling price.
(6)	The contracted volumes increase to 18,144 GJ/d for any monthly settlement periods above the contracted ceiling price.
(7)	On the last business day of each month, the counterparty has the option to increase the contracted volumes by an additional 5,184 GJ/d at the contracted price, for the following month.

24

Vermilion Energy	Exhibit 99.3 - 2015 Annual Financial Statements

13. DERIVATIVE INSTRUMENTS (Continued)

The following table reconciles the change in the fair value of Vermilion’s derivative instruments:

	Year Ended
($M)	Dec 31, 2015	Dec 31, 2014
Fair value of contracts, beginning of year	24,794	(1,287)
Reversal of opening contracts settled during the year	(23,391)	1,287
Acquired derivative contracts	-	(1,290)
Realized gain on contracts settled during the year	41,356	36,712
Unrealized gain during the year on contracts outstanding at the end of the year	66,939	26,084
Net receipt from counterparties on contract settlements during the year	(41,356)	(36,712)
Fair value of contracts, end of year	68,342	24,794
Comprised of:
Current derivative asset	55,214	23,391
Non-current derivative asset	13,128	1,403
Fair value of contracts, end of year	68,342	24,794

The gain on derivative instruments for 2015 and 2014 were comprised of the following:

	Year Ended
($M)	Dec 31, 2015	Dec 31, 2014
Realized gain on contracts settled during the year	(41,356)	(36,712)
Reversal of opening contracts settled during the year	23,391	(1,287)
Unrealized gain during the year on contracts outstanding at the end of the year	(66,939)	(26,084)
Gain on derivative instruments	(84,904)	(64,083)

14. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital is comprised of the following:

	Year Ended
($M)	Dec 31, 2015	Dec 31, 2014
Changes in:
Accounts receivable	11,321	(4,202)
Crude oil inventory	(3,569)	7,633
Prepaid expenses	2,577	1,400
Accounts payable and accrued liabilities	(49,449)	30,364
Income taxes payable	(38,457)	(11,152)
Movements in foreign exchange rates	(8,793)	(8,601)
Changes in non-cash working capital	(86,370)	15,442
Changes in non-cash operating working capital	(60,390)	3,077
Changes in non-cash investing working capital	(25,980)	12,365
Changes in non-cash working capital	(86,370)	15,442

25

Vermilion Energy	Exhibit 99.3 - 2015 Annual Financial Statements

15. SEGMENTED INFORMATION

Vermilion has operations in three core areas: North America, Europe, and Australia. Vermilion’s operating activities in each country relate solely to the exploration, development and production of petroleum and natural gas. Vermilion has a Corporate head office located in Calgary, Alberta. Costs incurred in the Corporate segment relate to Vermilion’s global hedging program and expenses incurred in financing and managing our operating business units.

Vermilion’s chief operating decision maker reviews the financial performance of the Company by assessing the fund flows from operations of each country individually. Fund flows from operations provides a measure of each business unit’s ability to generate cash (that is not subject to short-term movements in non-cash operating working capital) necessary to pay dividends, fund asset retirement obligations, and make capital investments.

	Year Ended December 31, 2015
($M)	Canada	France	Netherlands	Germany	Ireland	Australia	United States	Corporate	Total
Total assets	1,609,180	863,304	212,749	167,908	908,453	235,139	42,927	169,560	4,209,220
Drilling and development	201,508	92,265	47,325	5,363	66,409	61,741	12,250	-	486,861
Oil and gas sales to external customers	320,613	281,422	129,057	41,384	57	162,765	4,288	-	939,586
Royalties	(28,144)	(26,958)	(3,082)	(6,479)	-	-	(1,257)	-	(65,920)
Revenue from external customers	292,469	254,464	125,975	34,905	57	162,765	3,031	-	873,666
Transportation expense	(16,326)	(15,378)	-	(3,269)	(6,687)	-	-	-	(41,660)
Operating expense	(89,085)	(50,718)	(22,746)	(10,956)	(15)	(51,676)	(742)	-	(225,938)
General and administration	(16,888)	(20,217)	(4,158)	(7,386)	(2,517)	(5,754)	(3,836)	7,172	(53,584)
PRRT	-	-	-	-	-	(6,878)	-	-	(6,878)
Corporate income taxes	-	(23,764)	(12,152)	-	-	(7,230)	-	(1,091)	(44,237)
Interest expense	-	-	-	-	-	-	-	(59,852)	(59,852)
Realized gain on derivative instruments	-	-	-	-	-	-	-	41,356	41,356
Realized foreign exchange gain	-	-	-	-	-	-	-	623	623
Realized other income	-	31,775	-	-	-	-	-	896	32,671
Fund flows from operations	170,170	176,162	86,919	13,294	(9,162)	91,227	(1,547)	(10,896)	516,167

	Year Ended December 31, 2014
($M)	Canada	France	Netherlands	Germany	Ireland	Australia	United States	Corporate	Total
Total assets	1,865,942	874,163	220,100	170,237	822,756	240,614	14,731	177,548	4,386,091
Drilling and development	291,046	136,019	49,695	2,747	94,439	44,283	460	-	618,689
Exploration and evaluation	43,696	11,833	12,045	-	-	-	-	1,461	69,035
Oil and gas sales to external customers	537,788	431,252	123,815	41,962	-	283,481	1,330	-	1,419,628
Royalties	(65,563)	(28,444)	(5,014)	(8,613)	-	-	(366)	-	(108,000)
Revenue from external customers	472,225	402,808	118,801	33,349	-	283,481	964	-	1,311,628
Transportation expense	(14,625)	(18,975)	-	(2,367)	(6,394)	-	-	-	(42,361)
Operating expense	(76,178)	(61,729)	(24,041)	(8,686)	-	(61,432)	(241)	-	(232,307)
General and administration	(16,791)	(20,929)	(3,617)	(4,688)	(1,447)	(5,873)	(959)	(7,423)	(61,727)
PRRT	-	-	-	-	-	(60,340)	-	-	(60,340)
Corporate income taxes	-	(66,901)	(4,154)	(44)	-	(24,477)	-	(1,420)	(96,996)
Interest expense	-	-	-	-	-	-	-	(49,655)	(49,655)
Realized gain on derivative instruments	-	-	-	-	-	-	-	36,712	36,712
Realized foreign exchange loss	-	-	-	-	-	-	-	(821)	(821)
Realized other income	-	-	-	-	-	-	-	732	732
Fund flows from operations	364,631	234,274	86,989	17,564	(7,841)	131,359	(236)	(21,875)	804,865

26

Vermilion Energy	Exhibit 99.3 - 2015 Annual Financial Statements

15. SEGMENTED INFORMATION (Continued)

Reconciliation of fund flows from operations to net earnings (loss)

	Year Ended
($M)	Dec 31, 2015	Dec 31, 2014
Fund flows from operations	516,167	804,865
Equity based compensation	(75,232)	(67,802)
Unrealized gain on derivative instruments	43,548	27,371
Unrealized foreign exchange loss	8,787	(17,599)
Unrealized other expense	(1,008)	(1,492)
Accretion	(23,911)	(23,913)
Depletion and depreciation	(458,758)	(425,694)
Deferred taxes	47,728	(26,410)
Impairment	(274,623)	-
Net earnings (loss)	(217,302)	269,326

Vermilion has two major customers with revenues in excess of 10% within the France and Netherlands segments. Substantially all sales in the France and Netherlands segments for the years ended December 31, 2015 and 2014 were to one customer in each respective segment.

16. LEASES

Vermilion had the following future commitments associated with its operating and finance leases as at December 31, 2015:

($M)	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Operating lease payments by period	20,750	30,942	23,909	49,734	125,335
Finance lease minimum lease payments by period	6,285	12,571	9,515	6,984	35,355
Interest	2,079	3,077	1,521	907	7,584
Present value of minimum lease payments	6,029	10,746	7,069	4,148	27,992

In addition, Vermilion has various other commitments associated with its business operations; none of which, in management’s view, are significant in relation to Vermilion’s financial position.

As part of an acquisition in April of 2014, Vermilion assumed an agreement for the use of a solution gas facility. The substance of the arrangement was determined to be a lease and has been classified as a finance lease. The assets are to be used for a minimum period of 10 years, with an option to renew. As at December 31, 2015, the carrying amount of the asset included in capital assets is $28.4 million, and the current portion of the finance lease obligation included in accrued liabilities in $5.9 million.

17. CASH AND CASH EQUIVALENTS

Cash and cash equivalents was comprised of the following:

($M)	Dec 31, 2015	Dec 31, 2014
Money on deposit with financial institutions	31,175	116,643
Short-term investments	10,501	3,762
Cash and cash equivalents	41,676	120,405

27

Vermilion Energy	Exhibit 99.3 - 2015 Annual Financial Statements

18. CAPITAL DISCLOSURES

Vermilion defines capital as net debt (a non-standardized measure, which is defined by management as long-term debt as shown on the consolidated balance sheets plus net working capital) and shareholders’ capital.

In managing capital, Vermilion reviews whether fund flows from operations (a non-standardized measure, defined by management as cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled), is sufficient to pay for all capital expenditures, dividends and abandonment and reclamation expenditures. To the extent that the forecasted fund flows from operations is not expected to be sufficient in relation to these expenditures, Vermilion will evaluate its ability to finance any excess with debt, an issuance of equity or by reducing some or all categories of expenditures to ensure that total expenditures do not exceed available funds.

Additionally, Vermilion monitors the ratio of net debt to fund flows from operations. Vermilion typically strives to maintain an internally targeted ratio of net debt to fund flows from operations of 1.0 to 1.3 in a normalized commodity price environment. Where prices trend higher, Vermilion may target a lower ratio and conversely, in a lower commodity price environment, the acceptable ratio may be higher. At times, Vermilion will use its balance sheet to finance acquisitions and, in these situations, Vermilion is prepared to accept a higher ratio in the short term but will implement a plan to reduce the ratio to acceptable levels within a reasonable period of time, usually considered to be no more than 12 to 18 months. This plan could potentially include an increase in hedging activities, a reduction in capital expenditures, an issuance of equity or the utilization of excess fund flows from operations to reduce outstanding indebtedness.

In the current low commodity price environment, the net debt to fund flows ratio is expected to be higher than the longer term ratio. During this period, Vermilion is managing the higher debt level by aligning capital expenditures within forecasted fund flows from operations, which is continually monitored for revised forward price estimates, as well as by hedging additional European natural gas volumes to maintain a diversified commodity portfolio.

The following table calculates Vermilion’s ratio of net debt to fund flows from operations:

	Year Ended
($M except as indicated)	Dec 31, 2015	Dec 31, 2014
Long-term debt	1,162,998	1,238,080
Current liabilities(1)	503,731	365,729
Current assets	(284,778)	(338,159)
Net debt [1]	1,381,951	1,265,650
Cash flows from operating activities	444,408	791,986
Changes in non-cash operating working capital	60,390	(3,077)
Asset retirement obligations settled	11,369	15,956
Fund flows from operations [2]	516,167	804,865
Ratio of net debt to fund flows from operations ([1] ÷ [2])	2.7	1.6

(1)	Includes the current portion of long-term debt, which, as at December 31, 2015, represents the senior unsecured notes that matured on February 10, 2016.

Long-term debt, including the current portion, as at December 31, 2015 increased to $1.39 billion from $1.24 billion as at December 31, 2014, primarily as a result of draws on the revolving credit facility to fund capital expenditures as fund flows from operations for the year ended December 31, 2015 were lower due to weakening crude oil and natural gas prices. The increase in long-term debt resulted in an increase in net debt from $1.27 billion as at December 31, 2014 to $1.38 billion as at December 31, 2015.

Driven primarily by the weakness in crude oil prices, the ratio of net debt to fund flows from operations increased to 2.7 times for the year ended December 31, 2015.

28

Vermilion Energy	Exhibit 99.3 - 2015 Annual Financial Statements

19. FINANCIAL INSTRUMENTS

Classification of Financial Instruments

The following table summarizes information relating to Vermilion’s financial instruments as at December 31, 2015 and December 31, 2014:

				As at Dec 31, 2015		As at Dec 31, 2014
Class of financial instrument	Consolidated balance sheet caption	Accounting designation	Related caption on Statement of Net Earnings (Loss)	Carrying value ($M)	Fair value ($M)	Carrying value ($M)	Fair value ($M)	Fair value measurement hierarchy
Cash	Cash and cash equivalents	HFT	Gains and losses on foreign exchange are included in foreign exchange (gain) loss	41,676	41,676	120,405	120,405	Level 1
Receivables	Accounts receivable	LAR	Gains and losses on foreign exchange are included in foreign exchange (gain) loss and impairments are recognized as general and administration expense	160,499	160,499	171,820	171,820	Not applicable
Derivative assets	Derivative instruments	HFT	Gain on derivative instruments	68,342	68,342	24,794	24,794	Level 2
Payables	Accounts payable and accrued liabilities	OTH	Gains and losses on foreign exchange are included in foreign exchange (gain) loss	(272,824)	(272,824)	(321,266)	(321,266)	Not applicable
	Dividends payable
Long-term debt	Long-term debt	OTH	Interest expense	(1,387,899)	(1,387,998)	(1,238,080)	(1,238,505)	Level 2

The accounting designations used in the above table refer to the following:

HFT – Classified as “Held for trading” in accordance with International Accounting Standard 39 “Financial Instruments: Recognition and Measurement”. These financial assets and liabilities are carried at fair value on the consolidated balance sheets with associated gains and losses reflected in net earnings (loss).

LAR – “Loans and receivables” are initially recognized at fair value and are subsequently measured at amortized cost. Impairments and foreign exchange gains and losses are recognized in net earnings (loss).

OTH – “Other financial liabilities” are initially recognized at fair value net of transaction costs directly attributable to the issuance of the instrument and subsequently are measured at amortized cost. Interest is recognized in net earnings (loss) using the effective interest method. Foreign exchange gains and losses are recognized in net earnings (loss).

Level 1 – Fair value measurement is determined by reference to unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Fair value measurement is determined based on inputs other than unadjusted quoted prices that are observable, either directly or indirectly.

Level 3 – Fair value measurement is based on inputs for the asset or liability that are not based on observable market data.

Determination of Fair Values

The level in the fair value hierarchy into which the fair value measurements are categorized is determined on the basis of the lowest level input that is significant to the fair value measurement. Transfers between levels on the fair value hierarchy are deemed to have occurred at the end of the reporting period.

Fair values for derivative assets and derivative liabilities are determined using pricing models incorporating future prices that are based on assumptions which are supported by prices from observable market transactions and are adjusted for credit risk.

The carrying value of receivables approximate their fair value due to their short maturities.

The carrying value of long-term debt outstanding on the revolving credit facility approximates its fair value due to the use of short-term borrowing instruments at market rates of interest.

The fair value of the senior unsecured notes changes in response to changes in the market rates of interest payable on similar instruments and was determined with reference to prevailing market rates for such instruments.

29

Vermilion Energy	Exhibit 99.3 - 2015 Annual Financial Statements

19. FINANCIAL INSTRUMENTS (Continued)

Nature and Extent of Risks Arising from Financial Instruments

Vermilion is exposed to the following types of risks in relation to its financial instruments:

Credit risk:

Vermilion extends credit to customers and is due amounts from counterparties in relation to derivative instruments. Accordingly, there is a risk of financial loss in the event that a counterparty fails to discharge its obligation. For transactions that are financially significant, Vermilion reviews third-party credit ratings and may require additional forms of security. Cash held on behalf of the Company by financial institutions is also subject to credit risk.

Liquidity risk:

Liquidity risk is the risk that Vermilion will encounter difficulty in meeting obligations associated with its financial liabilities. Vermilion does not consider this to be a significant risk as its financial position and available committed borrowing facility provide significant financial flexibility and allow Vermilion to meet its obligations as they come due.

Currency risk:

Vermilion conducts business in foreign currencies in addition to Canadian dollars and accordingly is subject to currency risk associated with changes in foreign exchange rates in relation to cash and cash equivalents, receivables, payables and derivative assets and liabilities. The impact related to working capital is somewhat mitigated as a result of the offsetting effects of foreign exchange fluctuations on assets and liabilities. Vermilion monitors its exposure to currency risk and reviews whether the use of derivative financial instruments is appropriate to manage potential fluctuations in foreign exchange rates.

Commodity price risk:

Vermilion uses derivative financial instruments as part of its risk management program to mitigate the effects of changes in commodity prices on future cash flows. Changes in the underlying commodity prices impact the fair value and future cash flows related to these derivatives.

Interest rate risk:

Vermilion’s long-term debt is comprised of borrowings under the revolving credit facility and the Company’s senior unsecured notes. Borrowings under the revolving credit facility bear interest at market rates plus applicable margins and as such changes in interest rates could result in an increase or decrease in the amount Vermilion pays to service this debt. In 2015, Vermilion had interest rate swaps to mitigate the effects of changes in variable interest rates. The senior unsecured notes bear interest at a fixed 6.5% interest rate and as such, changes in prevailing interest rates would affect the fair value of these notes. However, as Vermilion does not intend to settle this debt prior to maturity, the notes are carried at amortized cost and changes in fair value do not affect net earnings.

Summarized Quantitative Data Associated with the Risks Arising from Financial Instruments

Credit risk:

As at December 31, 2015, Vermilion’s maximum exposure to receivable credit risk was $228.8 million (December 31, 2014 - $196.6 million) which is the aggregate value of receivables and derivative assets at the balance sheet date. Vermilion’s receivables are primarily due from counterparties that have investment grade third party credit ratings or, in the absence of the availability of such ratings, have been satisfactorily reviewed by Vermilion for creditworthiness. Additionally, cash and cash equivalents consist of moneys on deposit and short-term investments which may be subject to counterparty credit risk. Vermilion mitigates this risk by transacting with North American institutions with high third party credit ratings.

As at the balance sheet date the amount of financial assets that were past due or impaired was not material.

Liquidity risk:

Vermilion’s derivative financial instruments settle on a monthly basis.

30

Vermilion Energy	Exhibit 99.3 - 2015 Annual Financial Statements

19. FINANCIAL INSTRUMENTS (Continued)

The following table summarizes Vermilion’s undiscounted non-derivative financial liabilities and their contractual maturities as at December 31, 2015 and December 31, 2014:

		Later than	Later than	Later than
		one month and	three months and	one year and
	Due in	not later than	not later than	not later than
($M)	one month	three months	one year	five years
December 31, 2015	112,890	353,934	33,663	1,180,486
December 31, 2014	162,127	138,823	20,314	1,239,067

Market risk:

Vermilion’s financial instruments are exposed to currency risk related to changes in foreign currency denominated financial instruments and commodity price risk related to outstanding derivative positions. The following table summarizes what the impact on comprehensive income before tax would be for the year ended December 31, 2015 given changes in the relevant risk variables that Vermilion considers were reasonably possible at the balance sheet date. The impact on comprehensive income before tax associated with changes in these risk variables for assets and liabilities that are not considered financial instruments are excluded from this analysis. This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

	Before tax effect on comprehensive
	income - increase (decrease)
Risk ($M)	Description of change in risk variable	December 31, 2015	December 31, 2014
Currency risk - Euro to Canadian	Increase in strength of the Canadian dollar against the Euro by 5% over the relevant closing rates	(1,986)	(4,030)

	Decrease in strength of the Canadian dollar against the Euro by 5% over the relevant closing rates	1,986	4,030

Currency risk - US $ to Canadian	Increase in strength of the Canadian dollar against the US $ by 5% over the relevant closing rates	3,423	(5,739)

	Decrease in strength of the Canadian dollar against the US $ by 5% over the relevant closing rates	(3,423)	5,739

Commodity price risk	Increase in relevant oil reference price within option pricing models used to determine	(3,262)	(1,072)
	the fair value of financial derivatives by US $5.00/bbl at the relevant valuation dates

	Decrease in relevant oil reference price within option pricing models used to determine	3,263	1,048
	the fair value of financial derivatives by US $5.00/bbl at the relevant valuation dates

	Increase in relevant European natural gas reference price within option pricing models used to	(23,813)	(10,279)
	determine the fair value of financial derivatives by € 0.5/GJ at the relevant valuation dates

	Decrease in relevant European natural gas reference price within option pricing models used to	21,754	10,085
	determine the fair value of financial derivatives by € 0.5/GJ at the relevant valuation dates

Interest rate risk	Increase in average Canadian prime interest rate by 100 basis points during the relevant periods	(10,543)	(9,032)

	Decrease in average Canadian prime interest rate by 100 basis points during the relevant periods	10,543	9,032

Reasonably possible changes in North American natural gas prices would not have had a material impact on comprehensive income for the years ended December 31, 2015 and 2014.

31

Vermilion Energy	Exhibit 99.3 - 2015 Annual Financial Statements

20. RELATED PARTY DISCLOSURES

The compensation of directors and management are reviewed annually by the independent Governance and Human Resources Committee against industry practices for oil and gas companies of similar size and scope.

The following table summarizes the compensation of directors and other members of key management personnel during the years ended December 31, 2015 and December 31, 2014:

	Year Ended
($M)	Dec 31. 2015	Dec 31, 2014
Short-term benefits	5,460	5,684
Share-based payments	20,310	16,414
	25,770	22,098
Number of individuals included in the above amounts	20	18

21. WAGES AND BENEFITS

Included in operating expenses and general and administrative expenses for the year ended December 31, 2015 were $47.7 million and $40.4 million of wages and benefits, respectively (2014 – $56.2 million and $47.2 million, respectively).

22. SIGNIFICANT TRANSACTIONS

During Q1 2015, Vermilion was awarded a recovery of costs resulting from an oil spill at the Ambès oil terminal in France that occurred in 2007. The French court awarded Vermilion approximately €25 million (before taxes), of which 50% was due immediately to Vermilion upon posting a surety bond. The payment was received in Q2 2015, with the remainder due upon conclusion of the appeal process. Based on the recent court decision and the conclusions of the expert engaged by the French court, Vermilion is virtually certain that the award will be upheld.

32

Vermilion Energy	Exhibit 99.3 - 2015 Annual Financial Statements

CORPORATE INFORMATION

DIRECTORS

Lorenzo Donadeo [1]
Calgary, Alberta

Larry J. Macdonald [2,4,5,6]

Chairman & CEO, Point Energy Ltd.

Calgary, Alberta

Claudio A. Ghersinich [3,6]

Executive Director, Carrera Investments Corp.
Calgary, Alberta

Joseph F. Killi [3,4]

Chairman, Parkbridge Lifestyle Communities Inc.
Vice Chairman, Realex Properties Corp.

Calgary, Alberta

Loren M. Leiker [6]

Houston, Texas

William F. Madison [5,6]
Sugar Land, Texas

Timothy R. Marchant [5,6]
Calgary, Alberta

Sarah E. Raiss [4,5]

Calgary, Alberta

Kevin J. Reinhart [3,4]
Calgary, Alberta

Catherine L. Williams [3,4]
Calgary, Alberta

[1] Chairman of the Board

[2] Lead Director

[3] Audit Committee

[4] Governance and Human Resources Committee

[5] Health, Safety and Environment Committee

[6] Independent Reserves Committee

ANNUAL GENERAL MEETING

May 6, 2016
10:00 AM MST
The Ballroom

Metropolitan Centre

333 – 4th Avenue S.W.

Calgary, Alberta

OFFICERS AND KEY PERSONNEL

CANADA
Anthony Marino, P.Eng.
President & Chief Executive Officer

John D. Donovan, FCA

Executive Vice President Business Development

Curtis W. Hicks, CA

Executive Vice President & Chief Financial Officer

Mona Jasinski, M.B.A., ICD.D., C.H.R.P.

Executive Vice President, People and Culture

Michael Kaluza, P.Eng.

Executive Vice President & Chief Operating Officer

Dion Hatcher, P.Eng.

Vice President Canada Business Unit

Terry Hergott, CMA

Vice President Marketing

Daniel Goulet, P.Eng.

Director Corporate HSE

Bryce Kremnica, P.Eng.

Director Field Operations – Canada Business Unit

Dean N. Morrison, CFA

Director Investor Relations

Mike Prinz

Director Information Technology & Information Systems

Jenson Tan, P.Eng.

Director New Ventures

Robert (Bob) J. Engbloom, LL.B

Corporate Secretary

UNITED STATES

Daniel G. Anderson

Managing Director – U.S. Business Unit

Timothy R. Morris

Director, U.S. Business Development – U.S. Business Unit

EUROPE

Gerard Schut, P.Eng.

Vice President European Operations

Darcy Kerwin, P.Eng.

Managing Director - France Business Unit

Scott Seatter, P.Eng.

Managing Director - Netherlands Business Unit

Albrecht Moehring

Managing Director - Germany Business Unit

Bryan Sralla

Managing Director - Central & Eastern Europe Business Unit

AUSTRALIA

Bruce D. Lake, P.Eng.

Managing Director - Australia Business Unit

AUDITORS

Deloitte LLP

Calgary, Alberta

BANKERS

The Toronto-Dominion Bank

Bank of Montreal

Canadian Imperial Bank of Commerce

Royal Bank of Canada

The Bank of Nova Scotia

National Bank of Canada

Alberta Treasury Branches

HSBC Bank Canada

La Caisse Centrale Desjardins du Québec

Wells Fargo Bank N.A., Canadian Branch

Bank of America N.A., Canada Branch

BNP Paribas, Canada Branch

Citibank N.A., Canadian Branch - Citibank Canada

JPMorgan Chase Bank, N.A., Toronto Branch

Union Bank, Canada Branch

Canadian Western Bank

Goldman Sachs Lending Partners LLC

EVALUATION ENGINEERS

GLJ Petroleum Consultants Ltd.

Calgary, Alberta

LEGAL COUNSEL

Norton Rose Fulbright Canada LLP

Calgary, Alberta

TRANSFER AGENT

Computershare Trust Company of Canada

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange (“VET”)

The New York Stock Exchange (“VET”)

INVESTOR RELATIONS CONTACT

Dean Morrison, CFA

Director Investor Relations
403-269-4884 TEL
403-476-8100 FAX
1-866-895-8101 IR TOLL FREE
investor_relations@vermilionenergy.com

33

EXCELLENCE

We aim for exceptional results in everything we do.

TRUST

At Vermilion, we operate with honesty and fairness, and can be counted on to do what we say we will.

RESPECT

We embrace diversity, value our people and believe every employee and business associate worldwide deserves to be treated with the utmost dignity and respect.

RESPONSIBILITY

Vermilion continually shows its commitment to the care of our people and environment, and enrichment of the communities in which we live and work.

VERMILION ENERGY

Vermilion Energy Inc.
3500, 520 3rd Avenue SW
Calgary, Alberta T2P 0R3

Telephone: 1.403.269.4884
Facsimile: 1.403.476.8100
IR Toll Free: 1.866.895.8101
investor_relations@vermilionenergy.com

vermilionenergy.com